Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Century Bancorp, Inc. 401(k) Plan:
We consent to the incorporation by reference in the Registration Statement Form S-8 (No. 333-29987) of Century Bancorp, Inc. of our report dated July 10, 2002, with respect to the statements of net assets available for plan benefits of Century Bancorp, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of assets held at December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of Century Bancorp, Inc. 401(k) Plan.

Boston, MA
December 12, 2007